Exhibit 99.1

Announcement

Cable & Wireless Places £1.5 billion in Escrow

On 6 December 2002 Cable & Wireless announced that, as a result of its long-term debt rating being downgraded by Moody’s to Ba1 with negative outlook, it became obliged to place the sum of £1.5 billion in escrow or provide a bank guarantee from an ‘A’ rated bank for the same amount.

Cable & Wireless has today, 9 January 2003, signed an escrow agreement with Deutsche Telekom AG and certain of its subsidiaries (the Escrow Agreement) and will be placing £1.5 billion into an escrow account within 2 business days at Citibank, N.A.. Citibank has agreed to act as escrow agent. This is for the benefit of T-Mobile Holdings Limited, a subsidiary of Deutsche Telekom and is pursuant to an obligation in a tax indemnity given to Deutsche Telekom by Cable & Wireless at the time of the disposal of One2One in October 1999. Where no obligation to provide a guarantee or keep funds in escrow is current, the tax indemnity also contains similar provisions in the event that certain group reorganisations result in a loss of investment grade status and on an acquisition of a majority stake in Cable & Wireless other than where the acquiror has an investment grade rating and assumes Cable and Wireless’ obligations under the tax indemnity.

This obligation to put funds into escrow or obtain a bank guarantee exists, whether or not there is an actual liability under the tax indemnity and is a result of the ratings downgrade.

The Escrow Agreement provides that funds held in escrow will be released to Cable & Wireless on the earlier of the following events:

•	if Cable & Wireless' long-term debt rating (i) with Standard & Poor's is BBB- or better and (ii) with Moody's is Baa3 or better (investment grade); or
•	if it is finally determined that there is no tax liability which requires indemnification.

If there is a tax liability to which the escrow relates those funds will be used to satisfy that tax liability and any balance released to Cable & Wireless. Based on advice received, Cable & Wireless does not believe that there should be any such liability. Whilst Cable & Wireless has been corresponding with the Inland Revenue regarding the tax year in question, a final conclusion may take a number of years to reach.

Cable & Wireless may (at any time and at its option) substitute a bank guarantee with an "A" rated bank and in a form reasonably acceptable to Deutsche Telekom for all or part of the escrowed amount (and vice versa). If such a guarantee is put in place, an equivalent amount will be released from the escrow account to Cable & Wireless. Cable & Wireless is actively investigating the possibility of obtaining a guarantee to substitute for the funds in escrow. It is currently likely that any such guarantee will need to be supported by cash or other collateral.

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

Any monies in escrow will continue to be accounted for in full in the Company’s and the Group’s net assets. As the escrow amount will be invested by the escrow agent in AAA rated money market funds or sterling deposits with AA rated banks they will be classified as liquid resources for cash flow reporting purposes. Cable & Wireless is entitled to all interest accruing to the escrow account and any profit from investment of the escrow funds which will be reflected in the consolidated profit and loss account of the Group. The notes to the accounts will also include disclosure regarding the conditions attaching to the escrow agreement. In the event of a bank guarantee replacing the escrow, the terms of the guarantee will also be disclosed.

Notes to editors:

1. It is usual, upon the sale of shares, to enter into a tax indemnity with the purchaser, protecting the purchaser against any liability to tax arising up to the point of sale outside of the ordinary course of business. Such an indemnity does not imply that a tax liability exists but merely protects the purchaser in the event that such a liability is found to have arisen.

2. The agreement to provide funds in escrow or a guarantee if the company ceased to be investment grade is separate from the provision of a tax indemnity.

3. The existence of this provision and its triggering when Cable & Wireless was downgraded by Moody’s in December, does not increase the likelihood of any tax being due.

Contacts:

Investor Relations
Samantha Ashworth +44(0) 7957 804618
Caroline Stewart +44(0) 207 315 6225
Virginia Porter (US) +1 646 735 4211

Media
Susan Cottam +44(0) 207 315 4410
Peter Eustace +44(0) 207 315 4495